EXHIBIT 99.1

Equinox Gold First Quarter 2022 Financial Results, Annual Meeting and Chairman's Update

Vancouver, BC, April 20, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE: EQX) ("Equinox Gold" or the "Company") will announce its unaudited first quarter financial and operating results on May 3, 2022, after market close, and will host a series of meetings on May 4, 2022, as described below.

First Quarter Results (May 4, 7:30 am PT)

The Company will host a conference call and webcast on Wednesday, May 4, 2022, commencing at 7:30 am PT to discuss its first quarter results and answer questions from participants.

Conference Call
     Toll-free in U.S. and Canada: 1-800-319-4610
     International callers: +1 604-638-5340
Webcast
     www.equinoxgold.com

Annual Meeting of Shareholders (May 4, 1:30 pm PT) followed by Chairman's Update (1:40 pm PT)

The Company's annual and special meeting of shareholders ("Meeting") will be held on Wednesday, May 4, 2022 commencing at 1:30 pm PT via webcast. Equinox Gold's Chairman, Ross Beaty, will host a corporate update immediately after the Meeting, commencing at approximately 1:40 pm PT, to discuss the Company's business strategy and objectives. Shareholders can submit questions in advance about Equinox Gold, the Meeting or the voting process using the Submit a Question form on our website at www.EquinoxGold.com/investors/shareholder-meetings. Participants will also have the opportunity to ask questions during the Meeting and the Chairman's Update.

All interested parties are invited to participate using the login below.

     Webcast: https://meetnow.global/MGDZ65R

Unless you intend to vote during the Meeting, registered shareholder proxy forms must be received by 1:30 pm PT on May 2, 2022. The deadline for non-registered shareholders may be earlier. Meeting materials and information regarding how to participate in the meeting have been distributed to shareholders and are also available for download at www.EquinoxGold.com/investors/shareholder-meetings and from Equinox Gold's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-first-quarter-2022-financial-results-annual-meeting-and-chairmans-update-301529475.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2022/20/c7166.html

%CIK: 0001756607

For further information: Equinox Gold Contact: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 14:43e 20-APR-22